[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]



March 27, 2006

Daniel H. Morris
Attorney Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: J.P. Morgan Chase Commercial Mortgage Securities Corp., Registration Statement on Form S-3 (File No. 333-130786)
      --------------------------------------------------------------------

Dear Mr. Morris:

We are acting as special counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp., the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). Pursuant to our telephone conversation on March 24, 2006, the Registrant has made the Staff's only requested change, which is to delete the phrase "advice of counsel, or otherwise" from Section 11.01 of the form of Pooling and Servicing Agreement. In addition, pursuant to your telephone conversation with Nicholas Finn of Cadwalader, Wickersham & Taft LLP on March 27, 2006, the Registrant hereby confirms that it will file unqualified legal and tax opinions at the time of each takedown.

In connection with today's filing of Amendment No. 3 to the Registration Statement, the Registrant notes that a request for acceleration of effectiveness of the Registration Statement to 10:00 A.M., Washington, D.C. time on March 31, 2006 will separately be filed with the Securities and Exchange Commission.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

We are hopeful that the response outlined in this letter satisfactorily addresses the Staff's remaining comment.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6820.

Best regards,

/s/ Frank Polverino

Frank Polverino

cc:   Bianca A. Russo, Esq.
      Michael Gambro, Esq.